Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Brinker International (EAT)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Brinker International (EAT)
Vote Yes: Item #5 – Shareholder Proposal on Report on Measures Taken to End the Use of Medically Important Antibiotics

Annual Meeting: November 17, 2022

CONTACT: Danielle Fugere| dfugere@asyousow.org

THE RESOLUTION

Be it Resolved: Shareholders request that Brinker International report on measures the company is taking to end use of medically important antibiotics in its beef and pork supply chains.

Supporting Statement: Shareholders recommend the disclosure include, at board and company discretion:

•	Strategies and timelines for reduction or elimination of medically important antibiotic use in beef and pork supply chains.

•	Assessment of supplier animal welfare and sanitation standards which reduce the need for medically important antibiotics.

SUMMARY

Antibiotic resistance is one of the biggest threats to health and human development. When antibiotics are overused or misused, antibiotic-resistant bacteria can spread. As antibiotics become less effective, common infections in humans and animals become harder, and sometimes impossible, to treat.1 This resistance to antibiotics results in higher medical costs, longer hospital stays, and increased mortality. According to the Centers for Disease Control and Prevention (CDC), at least 2 million Americans contract an antibiotic-resistant infection every year, and 23,000 will die from it.2

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1 https://www.who.int/news-room/fact-sheets/detail/antibiotic-resistance

2 https://www.cdc.gov/drugresistance/about.html

2022 Proxy Memo Brinker International | Shareholder Proposal on Medically Important Antibiotic Use

The use of antibiotics in agriculture is a major part of this problem. More than 70 percent of the medically important antibiotics sold in the U.S. are used in animal agriculture.3 Most of these antibiotics are used in cattle and swine, where heavy reliance on antibiotics is necessary due to the poor conditions in which the livestock are kept.

Brinker acknowledges the problem of antibiotic resistance. In 2019, Brinker committed to eliminate medically important antibiotic use in its chicken supply chains, announcing in 2022 that 95% of chicken served in its restaurants are now raised with no antibiotics important to human medicine.4

The Company has not made a similar reduction commitment for its beef or pork supply chains, which are where the vast majority of antibiotics in supply chains are used.5 Instead, it supports FDA guidance on the elimination of antibiotic use for growth promotion and feed conversion, and use of antibiotics under the supervision of a vet. Brinker does not disclose whether it requires suppliers to comply with the guidance, and in what instances, or merely suggests they do so. Beyond supporting FDA guidance, the company notes that, for pork and beef, it “communicates” its “desire” for suppliers to optimize production practices and reduce the need for medically important antibiotics in food-producing animals. A mere desire for action, however, is unlikely to lead to action.

Without making a clear commitment and taking concrete action to achieve it, the use of medically important antibiotics in Brinker’s supply chain is unlikely to be successful. Brinker’s failure to commit to eliminating medically important antibiotics in its beef and pork supply chains demonstrates a failure to manage growing risk, including the potential for legal liability, lack of competitiveness with peers, and inability to meet the growing consumer demand for antibiotic-free meats. Investors seek greater disclosure related to how the company intends to respond to these risks.

DISCUSSION

1.	Brinker sources from suppliers whose business models depend on antibiotic use.

To produce animal products at low cost and at large scale, most animals raised for food are bred on factory farms and housed in Concentrated Animal Feeding Operations (CAFOs). These facilities’ crowded, stressful, and often unsanitary conditions are inherently disease-promoting. As factory farming has become the predominant model for raising animals for food, more farmers have resorted to the practice of administering antibiotics to keep animals “healthy” enough to bring to slaughter. Antibiotics provide a convenient, short-term fix to deal with the infection and disease associated with poor conditions, without having to change those conditions.

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3 https://www.pewtrusts.org/en/research-and-analysis/fact-sheets/2016/12/antibiotics-and-animal-agriculture-a-primer#:~:text=Antibiotics%20used%20in%20animal%20agriculture%20contribute%20to%20the%20threat%20of,for%20use%20on%20the%20farm.

4 https://brinker-production.cdn.prismic.io/brinker-qa/15ebae4b-8e1b-4e9f-ad48-4a4cc43f3107_Brinker+Sustainability+Report+2022.pdf

5 Only 6 percent of medically important antibiotics sold are intended for use in chickens (compared to cattle’s 43 percent, and swine’s 37 percent). https://advocacy.consumerreports.org/wp-content/uploads/2018/10/ChainReaction4_Report_FINAL.pdf

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2022 Proxy Memo Brinker International | Shareholder Proposal on Medically Important Antibiotic Use

As antibiotics are used in these facilities, antibiotic-resistant bacteria are released into the environment. A 2015 study of feedlot air quality found drug-resistant bacteria were up to 4,000 percent more prevalent in air samples collected downwind of Texas pork feedlots than those collected upwind.6 A 2022 study found that the high use of antibiotics in cattle feedlots can cause resistance in humans, as the resistant bacteria transfer to the soil and air around these animal facilities.7

By failing to commit to the elimination of medically important antibiotics in its beef and pork supply chains or require an improvement in animal living conditions, Brinker allows the continued reliance on medically important antibiotics.

2.	Brinker has not committed to reducing or eliminating its use of medically important antibiotics in its beef and pork supply chains

In 2019, Brinker committed to eliminate antibiotics across its chicken supply chains (except for treating animals actually diagnosed with illnesses).8 The company reports that more than 95% of the chicken served in Brinker restaurants is now raised with no antibiotics important to human medicine.9 The company has made no similar commitment for its pork and supply chains.

Rather, it states that it communicates a “desire” that its beef and pork suppliers reduce the need for medically important antibiotics. There is no indication that Brinker takes steps to translate this desire into action. While Brinker supports FDA actions to eliminate antibiotic use for growth promotion and feed conversion, the majority of antibiotics used on animal farms are not used for these purposes.

Under FDA guidelines, the use of medically important antibiotics can be approved by a veterinarian for non-routine prevention where there is a high risk of contraction of a particular infectious disease. Feedlots are notorious for crowded and stressful conditions, for retaining viruses in the soil, and for feeding cows high-protein food that contributes to liver disease..10 Similarly, confined animal feeding operations raise huge numbers of animals in intensive confinement; animals are confined indoors to cages, crates or crowded pens with poor air and light.11 A recent study indicates that although the use of medically important antibiotics dropped substantially in 2016, use has been increasing since 2017.12 In a 2017 FDA survey, 77.8 percent of large feedlots and 53.8 percent of small feedlots indicated that they were using medically important antibiotics in feed.13

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6 Hatcher, “Occurrence of Methicillin-Resistant Staphylococcus aureus in Surface Waters Near Industrial Hog Operation Spray Fields,” Science of the Total Environment 565 (December 2016): 1028-1036, doi: 10.1016/j.scitotenv.2016.05.083.

7 https://www.abc.net.au/news/2022-01-12/cattle-feedlots-antibiotics-resistance-/100751470

8 https://brinker-production.cdn.prismic.io/brinker-qa/15ebae4b-8e1b-4e9f-ad48-4a4cc43f3107_Brinker+Sustainability+Report+2022.pdf

9 https://brinker-production.cdn.prismic.io/brinker-qa/15ebae4b-8e1b-4e9f-ad48-4a4cc43f3107_Brinker+Sustainability+Report+2022.pdf

10 https://www.beefcentral.com/lotfeeding/feedlots-may-be-contributing-to-antibiotic-resistance-research-suggests/

11 https://repository.law.miami.edu/cgi/viewcontent.cgi?article=4683&context=umlr

12 https://link.springer.com/article/10.1007/s40572-022-00351-x/tables/2

13 https://www.aphis.usda.gov/animal_health/nahms/amr/downloads/amu-feedlots_1.pdf p. 15.

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2022 Proxy Memo Brinker International | Shareholder Proposal on Medically Important Antibiotic Use

Brinker has not adopted a commitment to reduce the use of medically important antibiotics in its beef and pork products, and it has not described any mandatory policies to reduce its supply chain impact on antibiotic resistance other than following FDA guidelines -- which have been ineffective in ending the use of medically important antibiotics at the majority of feedlots. Disclosing timelines, targets, and strategies to reduce and eliminate the need for medically important antibiotics will assist investors in better understanding Brinker’s antibiotic-related risks and whether and how it is planning to meaningfully reduce them.

3.	Brinker is not adequately responding to changing consumer preferences.

Consumer demand for meat raised without medically important antibiotics has steadily risen as awareness of the threat of antibiotic resistance has grown. Nearly 80 percent of consumers are concerned about antibiotic use in meat production. When asked to cite reasons for their concerns, human health and animal welfare were the most common responses.14 Antibiotic-free labels are important to two-thirds of American consumers, and more than 77 percent of consumers want meat producers to “release independent verified data” to show that antibiotic-free claims are valid.15 75% of consumers are willing to pay more for meat raised in a manner that prevents antibiotic resistance.16

4.	Regulatory and legal risks are increasing as antibiotic resistance threatens public health.

In 2017, the FDA released industry guidance disallowing the use of medically important antibiotics in food animals for the purpose of growth promotion. However, federal guidelines continue to allow producers to routinely use medically important antibiotics for disease prevention. This major loophole accounts for a significant amount of the continued overuse of these drugs, as producers may consider animals to be at risk of disease due to poor, unsanitary conditions on farms and feedlots. The European Union, by comparison, implemented a policy in 2022 to ban all prophylactic use of medically important antibiotics in food animals (including for disease prevention). Following the EU’s lead, public health advocates recommend the adoption of this level of restriction in the U.S., and legislators have increasingly supported such a proposal.

As antibiotic resistance spreads, many Americans will be infected with illnesses – sometimes fatal – that will no longer respond to existing antibiotics. Restaurant chains that allow medically important antibiotics in their meat supply chains, thereby facilitating or allowing increased risk of antibiotic-resistant superbugs, may face liability if their consumers fall victim to antibiotic-resistant illnesses.

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14 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC8654221/#:~:text=Of%20the%20105%20studies%20that,the%20main%20reasons%20for%20concern.

15 https://www.forbes.com/sites/johnzogby/2021/02/11/antibiotic-free-labels-are-important-to-two-thirds-of-americans-when-buying-meat---and-data-to-back-up-claims-is-paramount-a-new-poll-shows/?sh=7e99fb7d3c2b

16 https://www.forbes.com/sites/johnzogby/2021/02/11/antibiotic-free-labels-are-important-to-two-thirds-of-americans-when-buying-meat---and-data-to-back-up-claims-is-paramount-a-new-poll-shows/?sh=4046e7283c2b

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2022 Proxy Memo Brinker International | Shareholder Proposal on Medically Important Antibiotic Use

5.	Other major restaurant chains have demonstrated leading strategies to manage these risks.

Brinker is behind its peers in addressing the critical issue of antibiotics in meat. Major restaurant brands have acted to substantially reduce or end the use of medically important antibiotics in its meat supply chains. Wendy’s has set a goal to source 100% of its U.S. and Canadian beef, chicken, and pork from suppliers that prohibit the routine use of medically important antibiotics by 2030.17 McDonald’s announced a policy to reduce the need for antibiotics in production of its food animals, applying the policy to 85% of its global beef supply chain.18 The Cheesecake Factory is expanding use of “No Antibiotics Ever” meat to beef and pork.19 99% of Panera’s pork and 100% of its chicken is raised without antibiotics.20

RESPONSE TO BRINKER’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In Brinker’s opposition statement, the company states that the requested report is unnecessary because the company’s beef and pork suppliers are not permitted to use antibiotics important to human medicine for purposes of growth promotion, and that antibiotics important to human medicine may only be used for the treatment, control, and prevention of illness at the direction of a qualified veterinarian.

This statement is misleading in failing to recognize that use of medically important antibiotics in the treatment, control, and prevention of illness, even when under the direction of a veterinarian, can be a source of antibiotic resistance, and therefore it poses a public health risk. This is especially true when it occurs in confined animal feeding facilities and feedlots that allow resistant bacteria to breed, spread, and escape into the environment through the air, water, and other sources.

Through this proposal, shareholders seek to understand how the company plans to end the use of medically important antibiotics in its beef and pork supply chains and along what timeframes. Conducting the requested report would allow the company and shareholders to: better understand the sources of illness in Brinker’s supply chain animals; ascertain whether antibiotic use is increasing or decreasing and at what rate; and determine how best to address these problems without the use of medically important antibiotics.

The opposition statement maintains that Brinker periodically updates its position on antibiotic use. Brinker’s two sustainability reports demonstrate its commitment to eliminating antibiotic use across its chicken supply chains. Indeed, between 2021 and 2022, the company has dramatically reduced the use of medically important antibiotics in its chickens.21,22 Yet, Brinker has failed to make a similar commitment to eliminating or reducing the use of medically important antibiotics in its beef and pork supply chains. Brinker states that it communicates the desire to reduce the need for antibiotics with its pork and beef suppliers. Yet, the company does not provide information on how it plans to align its practices with these desires. Disclosure of timelines, targets, and strategies to reduce and eliminate the need for medically important antibiotics will assist investors in better understanding Brinker’s antibiotics-related risks and whether and how it is planning to address them.

Finally, Brinker states that its position on antibiotic use is consistent with the majority of the company’s peers that are of a similar size and with similar resources. Yet, both Panera and the Cheesecake Factory -- restaurant chains with similar numbers of locations as Brinker -- have made more ambitious commitments than Brinker to reduce and eliminate the use of medically important antibiotics in their meat supply chains. Other restaurants are similarly making greater progress.

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17 https://www.wendys.com/csr-what-we-value/food/responsible-sourcing/animal-welfare/antibiotic-use-policy

18 https://corporate.mcdonalds.com/corpmcd/en-us/our-stories/article/ourstories.beef_antibiotics.html

19 https://www.thecheesecakefactory.com/sites/default/files/2022-05/2021-CSR-Report-TheCheesecakeFactory.pdf

20 https://www.panerabread.com/en-us/food-values/food-beliefs/animal-welfare.html

21 https://brinker.cdn.prismic.io/brinker/c732a033-f2cf-40a1-86cf-69b62e217396_Brinker+Sustainability+Report.pdf

22 https://brinker-production.cdn.prismic.io/brinker-qa/15ebae4b-8e1b-4e9f-ad48-4a4cc43f3107_Brinker+Sustainability+Report+2022.pdf

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2022 Proxy Memo Brinker International | Shareholder Proposal on Medically Important Antibiotic Use

CONCLUSION

Vote “Yes” on this Shareholder Proposal to Report Measures Taken to End the Use of Medically Important Antibiotics

In animal farming, there are alternatives to widespread antibiotic use to control and prevent the spread of disease. Providing ample, clean space for animals are among the many improvements to living conditions that can be made to decrease the contraction and spread of disease without use of antibiotics. These changes are not only important to reducing antibiotic resistance but to reducing air and water pollution in animal operations. Ultimately, eliminating antibiotics in the meat supply chain will require real changes in the way conventional farming works. At the same time, the progress Brinker has made in reducing medically important antibiotics in its chicken over a short period of time sheds light on the potential for change.

The increasingly conscientious consumer, concerned with public health and animal welfare, is demanding more responsibly raised meat, and most are willing to pay more for it. Brinker has the opportunity to respond to and profit from this consumer demand by reducing reliance on medically important antibiotics in its supply chains. Providing information on how the company is moving to eliminate antibiotics in all its meat supply chains, including the disclosure of timelines, targets, strategies, and reporting from suppliers, will help investors accurately assess material risk to our company.

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For questions, please contact Danielle Fugere, As You Sow, dfugere@asyousow.org

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